Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

July 11, 2012

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012

Form 8-K Dated May 1, 2012
Filed May 1, 2012

File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to our July 9, 2012 phone conversation with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as a supplement to the letter filed by us on July 6, 2012 in response to written comments of the Staff of the Commission, dated June 22, 2012, with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2012 for the fiscal year ended December 31, 2011 (SEC File No. 001-03619) and Pfizer’s Form 8-K dated May 1, 2012 filed with the Commission on May 1, 2012 (SEC File No. 001-03619).

For the Staff’s consideration, we respectfully provide the following.

1.	Topic: Please reconsider the inclusion of “Revenues” in your GAAP to non-GAAP reconciliation.

We believe that it is important to the users of our financial statements that we retain the “Revenues” line in our reconciliation of GAAP reported to non-GAAP adjusted financial information.

“Revenues” is a significant performance metric for Pfizer that is widely used by both investors and analysts. As we have had reconciling items to this line in the past (and could have reconciling items in the future), we believe that it is important to immediately and consistently communicate differences, or the absence of differences, between our GAAP Reported Revenues and our Non-GAAP Adjusted Revenues.

Also, we know that many sell-side analysts covering Pfizer’s performance typically publish “first take reports” immediately following the issuance of our quarterly earnings press release. The analysts have a short time period between the issuance of our earnings release and the start of our earnings call to (i) analyze the results, (ii) populate their models and (iii) publish their initial reports. The inclusion of “Revenues” in our reconciliation minimizes the risk of error or confusion in these investor reports.

In summary, as the goal of our reconciliation, and of all of our financial reporting, is clarity and transparency, we are reluctant to remove the “Revenues” line as we believe that its inclusion better meets the needs of investors and analysts.

2.	Topic: Please reconsider the inclusion of “Discontinued operations––net of tax” in your GAAP to non-GAAP reconciliation.

We believe that it is important for us to retain the Discontinued operations line in our reconciliation as (i) we will be classifying one of our operating segments as a discontinued operation in the second quarter of this year and, as a result, will be restating prior periods and (ii) a reconciliation of this line is required in all cases as the reported amounts for discontinued operations are always excluded from our non-GAAP measures. For clarity, we would remove the line if there were no amounts reported for any period presented.

3.	Topic: Please reconsider the inclusion of the “Adjustment to remove net income attributable to noncontrolling interests” line in your GAAP to non-GAAP reconciliation.

We will re-word the line item to appear as follows: “Net income attributable to noncontrolling interests.” Although this line is not as significant as other elements in the reconciliation, we believe that it is important to retain this line item for full transparency.

4.	Topic: Please explain your proposed changes specifically and include a draft of the proposed format in your supplemental response.

In summary and as generally communicated in our letter to the Staff dated July 6, 2012, we will make the following modifications to our reconciliation format for historical results in future Item 2.02 Form 8-K filings:

●	We will change the heading of the reconciliation to convey clearly that the reconciliation is not a full income statement presentation. Specifically, the heading will be changed as follows:

FROM:
“Reconciliation of Reported Net Income Attributable to Pfizer Inc. and Its Components and Reported Diluted EPS Attributable to Pfizer Inc. Common Shareholders to Adjusted Income and Its Components and Adjusted Diluted EPS”

TO:	“Reconciliation of GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items”

●	We will change our descriptive terminology in the table for our GAAP and non-GAAP information to more clearly differentiate the two measures. Specifically, the terminology will be changed as follows:

FROM:	“Reported” and “Adjusted”

TO:	“GAAP Reported” and “Non-GAAP Adjusted”

●
We will alter the presentation so that it does not resemble a full income statement presentation. Specifically, using as a reference our first quarter 2012 reconciliation that appeared in our Form 8-K filed May 1, 2012, we will eliminate the following captions, subtotals and line items: “Costs and Expenses,” “Net income before allocation to noncontrolling interests,” “Earnings per common share—diluted:  Income from continuing operations attributable to Pfizer Inc. common shareholders” and “Earnings per common share—diluted: Discontinued operations—net of tax.”

In addition, to further distinguish the reconciliation from a full income statement presentation, we will remove all underscores and double underscores from any and all amounts presented and delete the word “Less” from the line item “Less: net income attributable to noncontrolling interests.”

●
We will increase the prominence of the U.S. GAAP information. Specifically, we will present the GAAP Reported information in bold and we will expand our cautionary language (in note (a)) to further emphasize the limitations of the Non-GAAP Adjusted information as follows (marked to show the disclosure to be added):

“Non-GAAP Adjusted income and its components and Non-GAAP Adjusted diluted EPS are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. Despite the importance of these measures to management in goal setting and performance measurement, we stress that Non-GAAP Adjusted income and its components are Non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, have limits in their usefulness to investors.  Because of the non-standardized definitions, Non-GAAP Adjusted income and its components (unlike U.S. GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies.  Non-GAAP Adjusted income and its components are presented solely to permit investors to more fully understand how management assesses performance.”

Additionally, we will no longer use the term “Adjusted total costs,” as currently defined, in future Item 2.02 Form 8-K submissions or elsewhere.

For a draft of this revised presentation, please see Exhibit A attached.

*    *    *

Please do not hesitate to contact me at 212-733-3222 with any questions or comments.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:           Matthew Lepore
Vice President and Corporate Secretary, Chief Counsel – Corporate Governance

Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

Larry P. Bradley
Partner – KPMG LLP

Exhibit A

Revised format as proposed (using as a reference, our first quarter 2012 reconciliation that appeared in our Form 8-K dated May 1, 2012, and filed on May 1, 2012):

PFIZER INC. AND SUBSIDIARY COMPANIES
RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION
CERTAIN LINE ITEMS
(UNAUDITED)
(millions of dollars, except per common share data)

	Three Months Ended April 1, 2012
		Purchase	Acquisition-		Certain
	GAAP	Accounting	Related	Discontinued	Significant	Non-GAAP
	Reported	Adjustments	Costs	Operations	Items	Adjusted(a)
Revenues	$15,405	$-	$-	$-	$-	$15,405
Cost of sales(b)	2,974	(10)	(79)	-	-	2,885
Selling, informational and administrative expenses(b)	4,133	3	(1)	-	(24)	4,111
Research and development expenses(b)	2,072	(10)	(5)	-	(302)	1,755
Amortization of intangible assets(c)	1,420	(1,352)	-	-	-	68
Restructuring charges and certain acquisition-related costs	596	-	(97)	-	(499)	-
Other (income)/deductions--net	1,657	(90)	-	-	(1,244)	323
Income from continuing operations before provision for taxes on income	2,553	1,459	182	-	2,069	6,263
Provision for taxes on income	750	387	67	-	617	1,821
Income from continuing operations	1,803	1,072	115	-	1,452	4,442
Discontinued operations--net of tax	-	-	-	-	-	-
Net income attributable to noncontrolling interests	(9)	(1)	-	-	-	(10)
Net income attributable to Pfizer Inc.	1,794	1,071	115	-	1,452	4,432
Earnings per common share attributable to Pfizer Inc. - diluted	0.24	0.14	0.02	-	0.19	0.58

(a)
Non-GAAP Adjusted income and its components and Non-GAAP Adjusted diluted EPS are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. Despite the importance of these measures to management in goal setting and performance measurement, we stress that Non-GAAP Adjusted income and its components are Non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, have limits in their usefulness to investors.  Because of the non-standardized definitions, Non-GAAP Adjusted income and its components (unlike U.S. GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies.  Non-GAAP Adjusted income and its components are presented solely to permit investors to more fully understand how management assesses performance.

(b)	Exclusive of amortization of intangible assets, except as discussed in footnote (c) below.

(c)
Amortization expense related to acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute our products is included in Amortization of intangible assets as these intangible assets benefit multiple business functions. Amortization expense related to acquired intangible assets that are associated with a single function is included in Cost of sales, Selling, informational and administrative expenses or Research and development expenses, as appropriate.

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